UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Fresh Harvest Products, Inc.

(Exact name of registrant as specified in its charter)

New Jersey	33-1130446
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

280 Madison Avenue, Suite 1005
New York, NY 10016

(Address of principal executive offices) (Zip Code)

2009 PROFESSIONAL/CONSULTANT STOCK COMPENSATION PLAN
(Full title of Plan)
Michael J. Friedman, President
Fresh Harvest Products, Inc.
280 Madison Avenue, Suite 1005
New York, NY 10016
Telephone: 212-889-5904

(Name, address and telephone number of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	[ ]	**Accelerated filer**	[ ]
Non-accelerated filer	[ ]	**Smaller reporting company**	**[X]**
(Do not check if a smaller reporting company)			

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered Common Stock, par value	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
$0.0001	10,000,000(2)	$0.02	$200,000	$6.14

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, using the average of the high and low price as reported on the Over-The-Counter Bulletin Board on February 27, 2009.

(2) Issuable pursuant to the 2009 Professional/Consultant Stock Compensation Plan dated as of February 28, 2009.

PART I

Item 1. Plan Information.

The documents containing the information specified in Item 1 will be sent or given to participants in the Plan as specified by Rule 428(b)(1) of the Securities Act of 1933, as amended (the "Securities Act"). Such documents are not required to be and are not filed with the Securities and Exchange Commission (the "SEC") either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

Item 2. Registrant Information and Employee Plan Annual Information.

Upon written or oral request, any of the documents incorporated by reference in Item 3 of Part II of this Registration Statement (which documents are incorporated by reference in this Section 10(a) Prospectus), other documents required to be delivered to eligible employees, non-employee directors and consultants, pursuant to Rule 428(b) are available without charge by contacting:

Michael J. Friedman
280 Madison Avenue, Suite 1005
New York, NY 10016

PART II.

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The Registrant hereby incorporates by reference into this Registration Statement the documents listed below. In addition, all documents subsequently filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents:

- Reference is made to the Registrant's quarterly report on Form 10-K/A, for the year ended October 31, 2007, as filed with the SEC on February 25, 2009, which is hereby incorporated by reference.
- Reference is made to the Registrant's annual report on Form 10-K for the year ended October 31, 2008, as filed with the SEC on February 24, 2009, which is hereby incorporated by reference.
- Reference is made to the Registrant's annual report on Form 10-KSB for the year ended October 31, 2007, as filed with the SEC on February 13, 2008, which is hereby incorporated by reference.
- Reference is made to the Registrant's annual report on Form 10-KSB for the year ended October 31, 2006, as filed with the SEC on February 9, 2007, which is hereby incorporated by reference.
- Reference is made to the Registrant's quarterly report on Form 10-Q/A, for the quarter ended July 31, 2008, as filed with the SEC on February 25, 2009, which is hereby incorporated by reference.
- Reference is made to the Registrant's quarterly report on Form 10-Q/A, for the quarter ended January 31, 2008, as filed with the SEC on February 25, 2009, which is hereby incorporated by reference.
- Reference is made to the Registrant's quarterly report on Form 10-Q, for the quarter ended July 31, 2008, as filed with the SEC on September 22, 2008, which is hereby incorporated by reference.
- Reference is made to the Registrant's quarterly report on Form 10-QSB, for the quarter ended April 30, 2008, as filed with the SEC on June 16, 2008, which is hereby incorporated by reference.
- Reference is made to the Registrant's quarterly report on Form 10-QSB, for the quarter ended January 31, 2008, as filed with the SEC on March 24, 2008, which is hereby incorporated by reference.
- Reference is made to the Registrant's quarterly report on Form 10-QSB for the quarter ended July 31, 2007, as filed with the SEC on September 14, 2007, which is hereby incorporated by reference.

- Reference is made to the Registrant's quarterly report on Form 10-QSB for the quarter ended April 30, 2007, as filed with the SEC on June 14, 2007, which is hereby incorporated by reference.
- Reference is made to the Registrant's quarterly report on Form 10-QSB for the quarter ended January 31, 2007, as filed with the SEC on March 26, 2007, which is hereby incorporated by reference.
- Reference is made to the Registrant's quarterly report on Form 10-QSB/A for the quarter ended April 30, 2006, as filed with the SEC on February 6, 2007, which is hereby incorporated by reference.
- Reference is made to the Registrant's quarterly report on Form 10-QSB/A for the quarter ended January 31, 2006, as filed with the SEC on January 1, 2007, which is hereby incorporated by reference.
- Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on October 10, 2008, which is hereby incorporated by reference.
- Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on May 29 2008, which is hereby incorporated by reference.
- Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on February 20, 2008, which is hereby incorporated by reference.
- Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on February 19, 2008, which is hereby incorporated by reference.
- Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on May 16, 2007, which is hereby incorporated by reference.
- Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on April 18, 2007, which is hereby incorporated by reference.
- Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on March 1, 2007, which is hereby incorporated by reference.
- Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on February 1, 2007, which is hereby incorporated by reference.
- Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on January 5, 2007, which is hereby incorporated by reference.
- Reference is made to the Registrant's current report on Form 8-K/A, as filed with the SEC on December 1, 2006, which is hereby incorporated by reference.
- Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on November 22 2006, which is hereby incorporated by reference.
- Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on May 10, 2006, which is hereby incorporated by reference.
- Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on May 10, 2006, which is hereby incorporated by reference.
- Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on April 4, 2006, which is hereby incorporated by reference.
- Reference is made to the Registrant's current report on Form 8-K/A, as filed with the SEC on March 24, 2006, which is hereby incorporated by reference.
- Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on February 27, 2006, which is hereby incorporated by reference.
- Reference is made to the Registrant's current report on Form 8-K/A, as filed with the SEC on February 27, 2006, which is hereby incorporated by reference.
- Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on February 9, 2006, which is hereby incorporated by reference.
- Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on February 7, 2006, which is hereby incorporated by reference.
- Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on January 27, 2006, which is hereby incorporated by reference.

Item 4. Description of Securities.

Not Applicable.

Item 5. Interests of Named Experts and Counsel.

Certain legal matters in connection with this registration statement will be passed upon for the Registrant by Thomas Boccieri, Esq.

Item 6. Indemnification of Directors and Officers.

Our articles of incorporation limit the liability of directors to the maximum extent permitted by law. Our bylaws provide that we shall indemnify our officers and directors to the fullest extent provided by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the Act) may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 7. Exemption from Registration Claimed.

Not Applicable.

Item 8. Exhibits.

EXHIBIT NUMBER	EXHIBIT
5.1	Legality Opinion of Thomas Boccieri, Esq.
10.1	2009 Professional/ Consultant Stock Compensation Plan
23.1	Consent of Thomas Boccieri, Esq. is included in Exhibit 5.1
23.2	Consent of Moore & Associates, Chartered

Item 9. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i), and (1)(ii) do not apply if the Registration Statement is on Form S-8 and if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A) Each prospectus filed by a Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof. *Provided, however*, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6) That, for the purpose of determining liability of a Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, each undersigned Registrant undertakes that in a primary offering of securities of an undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of an undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of an undersigned Registrant or used or referred to by an undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about an undersigned Registrant or its securities provided by or on behalf of an undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by an undersigned Registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such

indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of an amendment to a filing on Form S-8 and authorized this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of New Jersey on February 10, 2009..

Fresh Harvest Products, Inc.

By:/s/ Michael J. Friedman

Michael J. Friedman
Chief Executive Officer, President and
Director

In accordance with the requirement of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated:

SIGNATURE	TITLE	DATE
/s/ Michael J. Friedman	Chief Executive Officer	February 28, 2009
/s/ Michael J. Friedman	(Principal Executive Officer), President and Director	
/s/ Dominick Cingari	Director	February 28, 2009
Dominick Cingari		
		February 28, 2009
/s/ Richard Verdiramo	Director	
Richard Verdiramo		
/s/ Jay Odintz	Director	February 28, 2009
Jay Odintz		


THOMAS E. BOCCIERI
ATTORNEY AT LAW
561 Schaefer Avenue
Oradell, New Jersey 07649
201-983-2024
(Fax) 201-265-6069


March 2, 2009

Fresh Harvest Products, Inc.
280 Madison Avenue, Suite 1005
New York, NY 10016

      RE: LEGAL OPINION AND CONSENT
              REGISTRATION STATEMENT ON FORM S-8 OFTHE FRESH HARVEST PRODUCTS, INC.
              2009 PROFESSIONAL/CONSULTANT STOCK COMPENSATION PLAN

Gentlemen:

      I have acted as counsel to Fresh Harvest Products, Inc., a New Jersey corporation (the "Registrant"), in connection with its preparation of the Registration Statement on Form S-8 (the "Registration Statement") of the Registrant to be filed with the Securities and Exchange Commission (the "Commission") on or about March 4, 2008 with respect to the registration under the under the Securities Act of 1933, as amended (the "Act"), of 10,000,000 shares the Registrant's Common Stock, $.0001 par value per share (the "Shares"), issuable from time to time pursuant to the Fresh Harvest Products, Inc. 2009 Professional/Consultant Stock Compensation Plan (the "Plan").

      I have examined, among other things, the Registration Statement and the originals or certified copies of such corporate records, certificates of officers of the Registrant and/or public officials and such other documents and have made such other factual and legal investigations as I have deemed relevant and necessary as the basis for the opinions set forth below. In such examination, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as conformed or photostatic copies and the authenticity of the originals of such copies.

      The opinion expressed below is limited to the New Jersey Business Corporation Act and the federal laws of the United States of America, and I do not express any opinion herein concerning any other law.

      Based upon the foregoing, subject to the assumptions stated above and relying on the statements of fact contained in the documents that I have examined, I are of the opinion that (i) the issuance by the Registrant of the Shares pursuant to the Plan has been duly authorized and (ii) when issued and delivered by the Registrant in accordance with the terms of the Plan, and the receipt of consideration therefor in accordance with the terms of the Plan, the Shares will be validly issued, fully paid and non-assessable.

      I hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

 Very truly yours,

 /s/Thomas E. Boccieri

 THOMAS E. BOCCIERI

EXHIBIT 10.1

FRESH HARVEST PRODUCTS, INC.
2009 PROFESSIONAL/CONSULTANT STOCK COMPENSATION PLAN

1. Purpose. The purpose of this Plan is to provide compensation in the form of Common Stock of the Company to eligible consultants that have previously rendered services or that will render services during the term of this 2009 Professional/Consultant Stock Compensation Plan (hereinafter referred to as the Plan.)

2. Administration. (a) This Plan shall be administered by the Board of Directors who may from time to time issue orders or adopt resolutions, not inconstant with the provisions of this Plan, to interpret the provisions and supervise the administration of this Plan. The President shall make initial determinations as to which consultants, professionals or advisors will be considered to receive shares under this Plan, in addition, will provide a list to the Board of Directors. All final determinations shall be by the affirmative vote of a majority of the members of the Board of Directors at a meeting called for such purpose, or reduced to writing and signed by a majority of the members of the Board. Subject to the Corporation's Bylaws, all decisions made by the Directors in selecting eligible consultants (hereinafter referred to as Consultants), establishing the number of shares, and construing the provisions of this Plan shall be final, conclusive and binding on all persons including the Corporation, shareholders, employees and Consultants.

(b) The Board of Directors may from time to time appoint a Consultants Plan Committee, consisting of at least one Director and one officer, none of whom shall be eligible to participate in the Plan while members of the Committee. The Board of Directors may delegate to such Committee power to select the particular Consultants that are to receive shares, and to determine the number of shares to be allocated to each such Consultant.

(c) If the SEC Rules and or regulations relating to the issuance of Common Stock under a Form S-8 should change during the terms of this Plan, the Board of Directors shall have the power to alter this Plan to conform to such changes.

3. Eligibility. Shares shall be granted only to Professionals and Consultants that are within that class for which Form S-8 is applicable.

4. Shares Subject to the Plan. The total number of shares of Common Stock to be subject to this Plan is 10,000,000. The shares subject to the Plan will be registered with the SEC on or about February 28, 2009 in a Form S-8 Registration.

5. Death of Consultant. If a Consultant dies while he is a Consultant of the Corporation or of any subsidiary, or within 90 days after such termination, the shares, to the extent that the Consultant was to be issued shares under the plan, may be issued to his personal representative or the person or persons to whom his rights under the
plan shall pass by his will or by the applicable laws of descent and distribution.

6. Termination of Consultant, retirement or disability. If a Consultant shall cease to be retained by the Corporation for any reason (including retirement and disability) other than death after he shall have continuously been so retained for his specified term, he may, but only within the three-month period immediately following such termination, request his pro-rata number of shares for his services already rendered.

7. Termination of the Plan. This Plan shall terminate one year after its adoption by the Board of Directors. At such time, any shares that remain unsold shall be removed from registration by means of a post-effective amendment to the Form S-8.

8. Effective Date of the Plan. This Plan shall become effective upon its adoption by the Board of Directors.

CERTIFICATION OF ADOPTION
(By the Board of Directors)

The undersigned, being the President and Chairman of the Board of Directors of Fresh Harvest Products, Inc. hereby certifies that the foregoing Plan was adopted by the Board of Directors on February 28, 2009.

/s/ Michael J. Friedman
Michael J. Friedman

Exhibit 23.1

MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

<u>CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of Fresh Harvest Products, Inc., of our report dated February 18, 2009, with respect to the financial statements of Fresh Harvest Products, Inc. included in its annual reports on Form 10-KSB for the year ended October 31, 2008 and 2007 filed with the Securities and Exchange Commission.

/s/ Moore & Associates, Chartered

Moore & Associates Chartered
Las Vegas, Nevada
March 5, 2009

2675 S. Jones Blvd. Suite 109, Las Vegas, NV 89146 (702)253-7499 Fax (702)253-7501